UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                            Triton PCS Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896775103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Rohit M. Desai
                          c/o Desai Capital Management
                               540 Madison Avenue
                            New York, New York 10022

                                 with a copy to:

                             Kathleen A. Walsh, Esq.
                               Mayer Brown & Platt
                            1675 Broadway, Suite 1900
                            New York, New York 10019
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 June 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule-13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS.SS.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS.240.13d-7 for other parties to whom copies of this statement are to be sent.

-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1746 (2-98)

                                  SCHEDULE 13D
                                  ------------



ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103



--------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Private Equity Investors III, L.P.

--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a)
                  --------------------------------------------------------------
            (b)   X
                  --------------------------------------------------------------

--------------------------------------------------------------------------------
3.          SEC USE ONLY

--------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                          7.       SOLE VOTING POWER
       NUMBER OF

         SHARES
                                                  5,951,372
       BENEFICIALLY        -----------------------------------------------------
                          8.       SHARED VOTING POWER

        OWNED BY                                  Not applicable

          EACH            ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER
       REPORTING                                  5,951,372

         PERSON           ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER
          WITH
                                                  Not applicable


--------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  5,951,372

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                         10.3%
--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            PN
--------------------------------------------------------------------------------


SEC 1746 (2-98)
                               Page 2 of 17 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


--------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Equity-Linked Investors-II

--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a)
                  --------------------------------------------------------------
            (b)   X
                  --------------------------------------------------------------

--------------------------------------------------------------------------------
3.          SEC USE ONLY
--------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------------------------------------------------------------------
       NUMBER OF          7.       SOLE VOTING POWER
                                                         5,116,067
         SHARES
                          ------------------------------------------------------
      BENEFICIALLY        8.       SHARED VOTING POWER
                                                          Not applicable
        OWNED BY          ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER
          EACH                                            5,116,067
                          ------------------------------------------------------
       REPORTING          10.      SHARED DISPOSITIVE POWER

         PERSON                  Not applicable

          WITH

--------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    5,116,067
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                         8.9%

--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            PN
--------------------------------------------------------------------------------




                               Page 3 of 17 Pages

                                  SCHEDULE 13D
                                  ------------


ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


--------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Rohit M. Desai

--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a)
                  --------------------------------------------------------------
            (b)   X
                  --------------------------------------------------------------

--------------------------------------------------------------------------------
3.          SEC USE ONLY

--------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            OO

--------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

-------------------------------------------------------------------------------
       NUMBER OF          7.       SOLE VOTING POWER

         SHARES                                               11,067,439

      BENEFICIALLY        -----------------------------------------------------
                          8.       SHARED VOTING POWER
        OWNED BY                                              None
                          -----------------------------------------------------
          EACH            9.       SOLE DISPOSITIVE POWER
                                                              11,067,439
       REPORTING          -----------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER
         PERSON

          WITH
                                                               None


--------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               11,067,439

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                         19.2%

--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------



                               Page 4 of 17 Pages

                                  SCHEDULE 13D
                                  ------------


ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103



--------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Rohit M. Desai Associates III, LLC

--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a)
                  --------------------------------------------------------------
            (b)   X
                  --------------------------------------------------------------

--------------------------------------------------------------------------------
3.          SEC USE ONLY

--------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            OO

--------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------
       NUMBER OF          7.       SOLE VOTING POWER

         SHARES                                                      5,951,372
                          ------------------------------------------------------
      BENEFICIALLY
                          8.       SHARED VOTING POWER
        OWNED BY                                                     None
                          ------------------------------------------------------
          EACH            9.       SOLE DISPOSITIVE POWER
                                                                     5,951,372
       REPORTING          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER
         PERSON
                                                                       None
          WITH


--------------------------------------------------------------------------------

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      5,951,372

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                         10.3%

--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            OO (Limited Liability Company)
--------------------------------------------------------------------------------



SEC 1746 (2-98)
                               Page 5 of 17 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


--------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Rohit M. Desai Associates-II

--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a)
                  --------------------------------------------------------------

            (b)   X
                  --------------------------------------------------------------

--------------------------------------------------------------------------------
3.          SEC USE ONLY

--------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            OO

--------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------------------------------------------------------------------
       NUMBER OF          7.       SOLE VOTING POWER

         SHARES                                                      5,116,067

      BENEFICIALLY        ------------------------------------------------------
                          8.       SHARED VOTING POWER
        OWNED BY                                                 Not Applicable
                          ------------------------------------------------------
          EACH            9.       SOLE DISPOSITIVE POWER
                                                                     5,116,067
       REPORTING          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER
         PERSON
                                                                 Not Applicable
          WITH


--------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    5,116,067

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                         8.9%

--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            PN

--------------------------------------------------------------------------------


SEC 1746 (2-98)
                               Page 6 of 17 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Desai Capital Management Incorporated


--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         2.
            (a)
                  --------------------------------------------------------------

            (b)   X
                  --------------------------------------------------------------


--------------------------------------------------------------------------------
3.          SEC USE ONLY

--------------------------------------------------------------------------------
4.          SOURCE OF FUNDS (See Instructions)

            OO

--------------------------------------------------------------------------------
5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------------------------------------------------------------------
       NUMBER OF          7.       SOLE VOTING POWER

         SHARES                                                   11,067,439

      BENEFICIALLY        ------------------------------------------------------
                          8.       SHARED VOTING POWER
        OWNED BY                                                   0
                          ------------------------------------------------------
          EACH            9.       SOLE DISPOSITIVE POWER
                                                                   11,067,439
       REPORTING          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER
         PERSON
                                 Not Applicable
          WITH

--------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  11,067,439

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                         19.2%

--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON (See Instructions)
            CO
--------------------------------------------------------------------------------
ITEM 1.



SEC 1746 (2-98)
                               Page 7 of 17 Pages

                                  SCHEDULE 13D
                                  ------------



ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


SECURITY AND ISSUER.

     This statement (the "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Triton PCS Holdings, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 375 Technology Drive, Malver, PA 19355.


ITEM 2.  IDENTITY AND BACKGROUND.

     The name and state of formation of citizenship, as applicable, of each person or entity reporting pursuant to this Schedule 13D (each, a "Reporting Person") is herein incorporated by reference to questions 1 and 6 on the cover page of each respective Reporting Person.

     Each of the Reporting Persons is engaged in private equity investing. The principal office or business address, as applicable, of each of the Reporting Persons is c/o Desai Capital Management, 540 Madison Avenue, New York, NY 10022. Rohit M. Desai is the managing member of the Rohit M. Desai Associates III, LLC, which is the general partner of Private Equity Investors III, L.P. and the general partner of Rohit M. Desai Associates-II, which is the general partner of Equity-Linked Investors-II. Desai Capital Management Incorporated serves as the investment adviser to each of Private Equity Investors III, L.P. and Equity-Linked Investors-II. Set forth in Schedule I and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of Desai Capital Management Incorporated (each, a "Desai Capital Disclosed Party").

     During the last five years, no Reporting Person or, to the knowledge of Desai Capital Management Incorporated, no Desai Capital Disclosed Party, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All of the funds for the purchase of the Issuer's Common Stock consisted of the respective Reporting Person's contributed capital or own funds.


ITEM 4.  PURPOSE OF TRANSACTION.

      J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan SBIC LLC, Sixty Wall Street SBIC Fund, L.P., Private Equity Investors III, L.P. and Equity-Linked Investors-II, which collectively own an aggregate of 56.3% of the outstanding Class A common stock of the Issuer, have verbally agreed that they will not be selling any additional securities of the Issuer at this time. They have also verbally agreed to act together, in cooperation with the Issuer and the Issuer's management, in determining the timing and extent of future sales of securities of the Issuer. The foregoing entities should be deemed to be acting together for such purposes until further notice.

     The acquisition of the Issuer's securities has been made by the Reporting Persons for investment purposes. Although the Reporting Persons have no present intention to do so, the Reporting Persons may, in addition to those purchases described above, make purchases of the Issuer's securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the securities, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, the Reporting Persons may decide to sell all or part of their respective holdings of the shares of Common Stock in one or more public or private transactions.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate




SEC 1746 (2-98)
                               Page 8 of 17 Pages

                                  SCHEDULE 13D
                                  ------------



ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on a national securities exchange or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The response of each Reporting Person to Items 7 through 13 on each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference. All responses are given as of March 26, 2001. The responses are based on an outstanding number of shares of Common Stock of 57,752,370, the outstanding number of shares of Common Stock of the Issuer as of March 26, 2001. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of Rohit M. Desai Associates III, LLC, Rohit M. Desai Associates-II, Desai Capital Management Incorporated and Rohit M. Desai hereby declare that the filing of this Statement shall not be construed as an admission that any person other than Private Equity Investors III, L.P. or Equity-Linked Investors-II is the beneficial owner of any securities covered by this Statement.

     Private Equity Investors III, L.P. and Equity-Linked Investors-II are party to the agreement described in Item 4, (the "Agreement"), and as such, they may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of the Issuer's Common Stock (a "Group"). Each Reporting Person disclaims membership in any Group and disclaims beneficial ownership of any shares of stock held by any of the other parties to the Agreement or any member of a Group that might be attributed to them by reason of the Agreement. The filing of this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute such a person or group.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by any such Reporting Person.

     Except as reported in Item 4 above and incorporated by reference herein, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Stockholders Agreement. Each of Private Equity Investors III, L.P. and Equity-Linked Investors-II is a party to the First Amended and Restated Stockholders Agreement, dated October 27, 1999, by and among the Issuer and certain of its stockholders, a copy of which is attached as Exhibit A hereto and is incorporated by reference herein.

     Verbal Agreement. Each of Private Equity Investors III, L.P. and Equity-Linked Investors-II is a party to the verbal agreement described in Item 4 of this Statement, which description is incorporated by reference herein in response to this Item.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

SCHEDULE I - Item 2 information for executive officers and directors of Desai Capital Management Incorporation.

EXHIBIT A

     First Amended and Restated Stockholders Agreement, dated October 27, 1999, by and among Triton PCS Holdings, Inc., AT&T Wireless PCS, L.L.C., and the other parties appearing on the signature pages thereto.


SEC 1746 (2-98)

                               Page 9 of 17 Pages

                                  SCHEDULE 13D
                                  ------------



ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2001                      PRIVATE EQUITY INVESTORS III, L.P.
 ..........................
        Date                      By:  Rohit M. Desai Associates III, LLC
                                  its general partner

                                  By:  /s/ Rohit M. Desai
                                       ----------------------------------
                                  Name:   Rohit M. Desai
                                  Title:  Managing Member





SEC 1746 (2-98)

                               Page 10 of 17 Pages

                                  SCHEDULE 13D
                                  ------------



ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2001                      EQUITY-LINKED INVESTORS-II
 ..........................
        Date                      By:  Rohit M. Desai Associates-II,
                                  its general partner

                                  By:  /s/ Rohit M. Desai
                                       ----------------------------
                                  Name:    Rohit M. Desai
                                  Title:   Managing Member





SEC 1746 (2-98)




                              Page 11 of 17 Pages

                                  SCHEDULE 13D
                                  ------------



ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2001                      ROHIT M. DESAI ASSOCIATES III, LLC
 ..........................
        Date                      By:  /s/ Rohit M. Desai
                                       -----------------------------
                                  Name:    Rohit M. Desai
                                  Title:   Managing Member



SEC 1746 (2-98)


                              Page 12 of 17 Pages

                                  SCHEDULE 13D
                                  ------------



ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2001                      ROHIT M. DESAI ASSOCIATES-II
 ..........................
        Date                      By:  /s/ Rohit M. Desai
                                       -----------------------------
                                  Name:    Rohit M. Desai
                                  Title:   General Partner



SEC 1746 (2-98)



                              Page 13 of 17 Pages

                                  SCHEDULE 13D
                                  ------------



ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2001                      By:  /s/ Rohit M. Desai
 ..........................             -------------------
        Date                      Name:  Rohit M. Desai




SEC 1746 (2-98)


                              Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2001                       DESI CAPITAL MANAGEMENT INCORPORATED
 ..........................
       Date
                                   By:  /s/ Rohit M. Desai
                                      -------------------------------------
                                      Name:   Rohit M. Desai
                                      Title:  President




SEC 1746 (2-98)


                              Page 15 of 17 Pages

                                  SCHEDULE 13D
                                  ------------



ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


                                                                      SCHEDULE I


                      DESAI CAPITAL MANAGEMENT INCORPORATED





     Name/Relation                 Address                    Citizenship
 to the Reporting Person

     Rohit M. Desai/          c/o Desai Capital Management        U.S.A.
Chairman of the Board,            540 Madison Avenue
President and Treasurer        New York, New York 10022


     Katharine B. Desai/       c/o Desai Capital Management       U.S.A.
       Secretary                  540 Madison Avenue
                               New York, New York 10022



SEC 1746 (2-98)

                              Page 16 of 17 Pages

                                  SCHEDULE 13D
                                  ------------



ISSUER:  Triton PCS Holdings, Inc.                          CUSIP No. 896775103


                                    EXHIBIT A

                            [Stockholders Agreement]



SEC 1746 (2-98)




                               Page 17 of 17 Pages